EMPRESAS ICA, S.A.B. DE C.V.

February 2, 2007

VIA EDGAR TRANSMISSION

Mr. John Cash Accounting Branch Chief Securities and Exchange Commission Mail Stop 7010 Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Dear Mr. Cash:

By letter dated December 21, 2006, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on July 17, 2006 by The ICA Corporation (Empresas ICA, S.A.B de C.V. or the “Company”). The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Form 20-F for the Year ended December 31, 2005

Note 28. Differences Between Accounting Principals Generally Accepted in Mexico and the United States of America, page F-47

(a) Proportionate gross consolidation method, page F-50

1.

We note that, for the purposes of U.S. GAAP, you are applying the proportionate gross consolidation method to your investment in ICAFD. Since it appears that ICAFD is an incorporated legal entity, it is unclear to us how you have concluded that the proportionate gross consolidation presentation is permitted by EITF 00-1. In paragraph 4 of EITF 00-1, the Task Force reached a consensus that Opinion 18 applies to all corporate entities if the investor has significant influence over the investee and, therefore, that the requirement for a single-amount display in accounting for such investments in corporate entities must be followed. We note that the consensus reached regarding the appropriateness of proportionate gross financial statement presentation relates to investments in an unincorporated legal entity that is in the construction or extraction industry. In light of this consensus, please reassess the appropriateness of your accounting.

 Response:

The Company believes that the proportionate gross consolidation presentation for its interest in ICA Fluor Daniel, S. de R.L. de C.V. (“ICAFD”) is appropriate because it believes ICAFD is an unincorporated entity.

ICAFD is a joint venture between the Company and the Fluor Corporation and is organized as a sociedad de responsabilidad limitada (company with limited liability) (an “S. de R.L.”) in Mexico. Under Mexican law, most entities are incorporated as a sociedad anónima (a corporation) or a sociedad anónima bursátil (a publicly-traded corporation). Alternatively, an entity may be organized as an S. de R.L., as is the case with ICAFD. S. de R.L.s are frequently used in Mexico for cross-border joint ventures, such as the ICAFD joint venture. The Company believes that an S. de R.L. is an unincorporated entity that is similar to a limited liability company or limited liability partnership under U.S. law.

S. de R.L.s have the following relevant characteristics:

•

the capital stock of a S. de R.L. is divided into “participation units” that may not be freely transferable or publicly traded, as distinguished from shares of common stock in a corporation, which may be transferable and publicly traded;

•

significant control over management and operations of the entity may be maintained by participants of S. de R.L. in a manner that is similar to a managing members of a limited liability company, as distinguished from a corporation where control is vested in a board of directors rather than the shareholders.

The Company notes that its analysis is supported by the Model Business Corporation Act 2000/01/02 Supplement, 3rd Edition, subchapter D, §1.40(24A), as published by the American Bar Foundation, which defines an unincorporated entity as “an organization or artificial legal person that either has a separate legal existence or has the power to acquire an estate property in its own name...The term includes a general partnership, limited liability company, limited partnership, business trust, joint stock association and incorporated nonprofit association.”

This view is also supported by the fact that S. de R.L.s are treated similarly to LLCs under U.S. tax regulations. The U.S. tax code allows investors in S. de R.L.s to elect to have the S. de R.L. treated as a pass through entity similar to an LLC. In contrast, sociedad anónimas are treated like corporations for U.S. tax purposes, and are not entitled to elect to be treated as pass through entities.

The Company acknowledges that certain disclosure in its annual report on Form 20-F might create the impression that the ICAFD joint venture is an incorporated entity. It will revise its disclosures in future filings to clarify that the joint venture is not incorporated.

(b) Liability for severance payments, page F-52

2.

We note that you have restated your 2004 and 2003 reconciliations to U.S. GAAP to recognize a liability for severance payments. Due to the significance of this restatement, it is unclear to us why you did not treat the recognition of this liability as a correction of an error and amend your Form 20-F for the fiscal year ended December 31, 2004. Please advise.

Please note that if you conclude that your use of the proportionate gross consolidation method for your investment in ICAFD is not appropriate under U.S. GAAP, we would not object to your correcting both items in an amended Form 20-F for the fiscal year ended December 31, 2005. We remind you that if you file a Form 20-F/A you should appropriately address the following:

•	An explanatory paragraph in the reissued audit opinion;
•	Full compliance with APB 20 or SFAS 154, as appropriate;
•	Fully update all affected portions of the document, including MD&A;
•	Updated evaluations on the effectiveness of your disclosure controls and procedures; and
•	Updated certifications.

Response:

The Company respectfully informs the Staff that it did treat the recognition of the liability for severance payments as the correction of an error under U.S. GAAP. However, due to the timing of the determination of the appropriate recognition under U.S. GAAP and the subsequent efforts involved in obtaining actuarial valuations and allowing the Company’s auditors to complete their audit procedures, the filing of the 2005 20-F was imminent at the time the Company was in a position to disclose the restatement. The Company, therefore, believes that it was appropriate to disclose the restatement in its 2005 20-F, including an explanatory paragraph in the audit opinion issued by its independent auditors. A detailed analysis of the circumstances that led the Company to its decisions is provided below.

The restatement of U.S. GAAP for the liability for severance payments arose as a result of the release of Bulletin D-3, “Labor Obligations” (“the Bulletin” of “Bulletin D-3”) by the Mexican Institute of Public Accountants in 2005. Effective for 2005, the Bulletin requires the recognition of a liability for severance payments at the end of the involuntary termination of the work relationship between employer and employee for reasons other than restructuring under Mexican GAAP. Prior to the issuance of Bulletin D-3, the Company did not recognize a liability under Mexican GAAP and no reconciling item was recorded for U.S. GAAP based on guidance in FASB Statement No. 112, “Employers’ Accounting for Postemployment Benefits” and FASB Statement No. 43, “Accounting for Compensated Absences”.

After consultation within the accounting profession in Mexico, as well as discussions in the International Practices Task Force (“IPTF”) of the AICPA, it was concluded that there was no difference between the new Mexican GAAP bulletin and the existing U.S. GAAP guidance in FASB Statement No. 112. On November 22, 2005, the IPTF issued its final conclusion that if a liability was recorded under Mexican GAAP in accordance with Bulletin D-3, there would be an expectation that a liability also exists under U.S. GAAP based on the application of FASB Statement No. 112. In addition, since FASB Statement No. 112 had not changed, it was concluded that the liability should have been recorded under U.S. GAAP in prior years.

In the subsequent months, the Company gathered the necessary information relating to its potential severance liability and obtained appraisals from independent actuaries to determine the liability. This was followed by audit procedures performed by the Company’s auditors for purposes of releasing the Company’s 2005 Mexican GAAP financial statements. Subsequent to the release of the Mexican GAAP financial statements, the Company analyzed the impact of the recognition of a liability under U.S. GAAP on 2005 and prior years. The analysis of this restatement effect and the audit of this analysis by the Company’s external auditor was completed only shortly before the anticipated filing of the 2005 20-F. Since the filing of the 2005 20-F was then imminent, the Company believed it was appropriate to file the 2005 20-F and restate the prior years’ information in that filing to reflect the severance liability, instead of filing an amended 2004 20-F. In Note 28, the Company provided extensive disclosure regarding the effect of the restatement on the U.S. GAAP reconciliation for 2003 and 2004, and a reference to the restatement was included in the audit opinion of the Company’s external auditors.

(3) Statement of cash flows, page F-57

3.

Please clarify for us what your beginning balances in this reconciliation represent. It is unclear how your presentation of consolidated net income of Ps. 581,927 for 2005 relates to your consolidated statement of operations net income of Ps. 501,725.

Response:

The difference between the amount reported by the Company under “net income (loss) of majority interest” and the amount reported under “consolidated net income (loss) exclusive of inflation reported under Mexican GAAP” is attributable to the adjustments presented in the table below:

Net income of majority interest	Ps. 501,725
Net income of minority interest	247,562
Consolidated net income (Mexican GAAP)	749,287

Minus

Net income of minority interest of ICAFD reported under Mexican GAAP	(167,360)
Consolidated net income	581,927
Effects of inflation	(112)
Consolidated net income under Mexican GAAP exclusive of inflation and minority interest of ICAFD	Ps. 581,815

For purposes of the cash flow statement prepared under FASB Statement No. 95, “Statement of Cash Flows”, consolidated net income is presented on a historical cost basis, as the Company removed the effects of inflation required for Mexican GAAP purposes. In addition the Company eliminated the minority interest in ICAFD, as it is proportionately consolidated under U.S. GAAP.

The Company will revise its disclosure relating to the statement of cash flows in future filings to provide clarification similar to the table provided above.

*****

As requested by the Staff, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

Sincerely,

/s/ Dr. Joes Luis Guerrero

Dr. Jose Luis Guerrero

Chief Executive Officer

cc:	Patricia Armelin

Jeanne Baker

Securities and Exchange Commission

Alonso Quintana Kawage

Sergio Montano Leon

Carlos Romandia

The ICA Corporation

Jorge U. Juantorena

Cleary Gottlieb Steen & Hamilton LLP

Arturo Vargas
William Biese

Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu